UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Stratosphere Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   863106 308
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           1,818,610

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           1,818,610

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,818,610

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  89.6%

14       TYPE OF REPORTING PERSON*
                  IN

                                                            SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Nevar LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           985,280

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           985,280

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  985,280

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                                            SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Nybor Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO, WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           833,320

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           833,320

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  833,320

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  41.1%

14       TYPE OF REPORTING PERSON*
                  PN

                                                            SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           833,320

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           833,320

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  833,320

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  41.1%

14       TYPE OF REPORTING PERSON*
                  CO

                                                            SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                 American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           985,280

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           985,280

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  985,280

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.5%

14       TYPE OF REPORTING PERSON*
                  PN

                                                            SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           985,280

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           985,280

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  985,280

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.5%

14       TYPE OF REPORTING PERSON*
                  CO

Item 1.  Security and Issuer

                  This statement relates to common stock, par value $.01 per share ("Shares"), of Stratosphere Corporation, a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2000 Las Vegas Boulevard South, Las Vegas, Nevada 89104.

Item 2.  Identity and Background

                  The persons filing this statement are Nevar LLC, a New York limited liability company ("Nevar"), Nybor Limited Partnership, a Delaware limited partnership ("Nybor"), Barberry Corp., a Delaware corporation ("Barberry"), American Property Investors, Inc., a Delaware corporation ("API"),
                  American Real Estate Holdings L.P., a Delaware limited partnership ("AREH", and collectively with Nevar, Nybor, Barberry and API, the "Icahn Entities"), and Carl C. Icahn, a citizen of the United States of America, all having 100 South Bedford Road, Mt. Kisco, New York 10549 as their principal business address, except for API, AREH and Mr. Icahn whose principal business addresses are each 767 Fifth Avenue, New York, New York 10153.

                  Nevar is wholly-owned by Mr. Icahn. Barberry is the sole general partner of Nybor. Barberry is wholly-owned by Mr. Icahn. API is the sole general partner of AREH. API is wholly-owned by Mr. Icahn. Mr. Icahn is(i) the sole director and the Chairman of the Board, President and Secretary of Barberry, (ii) the sole member of Nevar and (iii) a director and the Chairman of the Board of API. As a result of Mr. Icahn's ownership of and position(s) with Nevar, Barberry and API, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Icahn Entities. The name, position and business address of each director and executive officer (other than Mr. Icahn) of API is set forth on Schedule I attached hereto.

                  Nevar is principally engaged in the business of investing in and holding securities of the Issuer. Nybor is principally engaged in the business of investing in and holding securities and interests of partnerships holding real property. Barberry is principally engaged in the business of acting as the general partner of Nybor and investing in and holding securities of various entities. AREH is principally engaged in the business of investing in and holding securities. API is principally engaged in the business of acting as the general partner of AREH and investing in and holding securities of various entities. Mr. Icahn's principal occupation is acting as President and a director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF, whose principal business address is 620 North Second Street, St. Charles, Missouri 63301, is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

                  Neither Nevar, Nybor, Barberry, AREH, API or Mr. Icahn, nor any director, general partner, member or executive officer of any of the Icahn Entities, has during the past five years been

                  (i)convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

                  Each of Nevar and Nybor acquired its Shares pursuant to the terms and provisions of a Restated Second Amended Plan of Reorganization dated February 26, 1998 (the "Plan of Reorganization") filed in the United States Bankruptcy Court for the District of Nevada (Case Nos. 97-20554-GWZ and 97-20555-GWZ) by the Issuer and its wholly-owned subsidiary,
                  Stratosphere Gaming Corp., a Nevada corporation, pursuant to Chapter 11 of Title 11 of the United States Code. On October 14, 1998 (the "Effective Date"), the effective date of the Plan of Reorganization, all issued and outstanding (i) equity securities of the Issuer were canceled and (ii) 14.25% Guaranteed First Mortgage Notes due May 15, 2002 of the Issuer ("Stratosphere Bonds") were converted into 10 Shares for each $1,000 in principal face amount of Stratosphere Bonds. As of the Effective Date, Nevar held Stratosphere Bonds with an aggregate principal face amount of $98,528,000. As a result, Nevar's Stratosphere Bonds were converted into 985,280 Shares pursuant to the Plan of Reorganization. The aggregate purchase price paid by Nevar for its Stratosphere Bonds was $60,749,950. These funds were derived from the general working capital of Nevar, which was contributed to Nevar by Mr. Icahn.

                  As of the Effective Date, Nybor held Stratosphere Bonds with an aggregate principal face amount of $83,332,000. As a result, Nybor's Stratosphere Bonds were converted into 833,320 Shares pursuant to the Plan of Reorganization. Stratosphere Bonds with an aggregate principal face amount of $46,550,000 were contributed to Nybor on April 29, 1998 by High River Limited Partnership, a Delaware limited partnership ("High River") of which Mr. Icahn is indirectly the sole owner, in return for a limited partnership interest in Nybor.(FN 1) The aggregate purchase price paid by Nybor for the balance of its remaining Stratosphere Bonds with an aggregate principal face amount of $36,782,000 was $15,171,000. These funds were derived from the general working capital of Nybor, which was contributed by its partners.

(FN 1) As a result of such contribution, High River became the sole limited partner of Nybor. Through a series of transactions involving Icahn-owned entities, Starfire, High River's indirect parent corporation, was dividended what had been High River's entire limited partnership interest in Nybor. As a result, Starfire became the sole limited partner of Nybor.

Item 4.  Purpose of Transaction

                  The purpose of each of the acquisitions by Mr. Icahn and the Icahn Entities of Stratosphere Bonds was ultimately to (i) acquire a significant equity position in the Issuer for investment purposes, based upon the opinion of Mr. Icahn and the Icahn Entities that there may be underlying value in the Issuer and its properties and (ii) control the management, policies, actions and affairs of the Issuer.

                  As more fully described in Item 6, except as otherwise provided in the (i) Repurchase Agreement dated as of June 5, 1998 (the "Repurchase Agreement") by and between Nevar and AREH and (ii) Letter Agreement dated June 5, 1998 by and among Nevar, Nybor, AREH and Mr. Icahn, copies of which are included in Exhibit B attached hereto, Mr. Icahn and the Icahn Entities do not presently have any plans or proposals which relate to or would result in the acquisition or disposal of any Shares. Depending on market conditions and other factors, Mr. Icahn and the Icahn Entities may acquire additional Shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Icahn and the Icahn Entities reserve the right to dispose of some or all of their Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.  Interest in Securities of the Issuer

         (a) Based upon the terms and provisions of the Plan of Reorganization, as of the close of business on October 26, 1998, Mr. Icahn and the Icahn Entities beneficially owned in the aggregate 1,818,610 Shares constituting approximately 89.6% of the 2,030,000 outstanding Shares, as shown in Item 3. Barberry may, by virtue of its general partner interest in Nybor, be deemed to own beneficially the 833,320 Shares as to which Nybor possesses direct beneficial ownership. Barberry disclaims beneficial ownership of such Shares for all other purposes. AREH may, by virtue of the Repurchase Agreement, be deemed to beneficially own the 985,280 Shares as to which Nevar possesses direct beneficial ownership. AREH disclaims beneficial ownership of such Shares for all other purposes. API may, by virtue of its general partner interest in AREH, be deemed to beneficially own the 985,280 Shares as to which Nevar possesses direct beneficial ownership. API disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn may, by virtue of his ownership of and position(s) with Nevar, Barberry and API, be deemed to beneficially own the (i) 985,280 Shares as to which Nevar possesses direct beneficial ownership and (ii) 833,320 Shares as to which Nybor possesses direct beneficial ownership. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (b) Nevar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 985,280 Shares. Nybor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 833,320 Shares.
                  Barberry may, by virtue of its general partner interest in Nybor, be deemed to share with Nybor the power to vote or to direct the vote and to dispose or to direct the disposition of the 833,320 Shares as to which Nybor possesses direct beneficial ownership. AREH may, by virtue of the Repurchase Agreement, be deemed to share with Nevar the power to vote or to direct the vote and to dispose or to direct the disposition of the 985,280 Shares as to which Nevar possesses direct beneficial ownership. API may, by virtue of its general partner interest in AREH, be deemed to share with Nevar the power to vote or to direct the vote and to dispose or to direct the disposition of the 985,280 Shares as to which Nevar possesses direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of and position(s) with Nevar, Barberry and API, be deemed to share with (i) Nevar the power to vote or to direct the vote and to dispose or to direct the disposition of the 985,280 Shares as to which Nevar possesses direct beneficial ownership and (ii) Nybor the power to vote or to direct the vote and to dispose or to direct the disposition of the 833,320 Shares as to which Nybor possesses direct beneficial ownership.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  The Issuer owns and operates the Stratosphere Tower, Casino and Hotel. Under the gaming laws (the "Gaming Laws") of the State of Nevada and the City of Las Vegas, any individual or entity who or which operates a casino in the City of Las Vegas must be licensed. As of June 5, 1998, AREH (which owned Stratosphere Bonds on such date) did not have the licenses (the "Gaming Licenses") required under the Gaming Laws. AREH, anticipating that it would not obtain the Gaming Licenses prior to the Effective Date, entered into the Repurchase Agreement with Nevar (which, as a result of having initiated the process for obtaining the Gaming Licenses earlier than AREH, expected to obtain the Gaming Licenses prior to the Effective Date).

                  Under the Repurchase Agreement, AREH, as a result of Nevar having obtained the Gaming Licenses prior to the Effective Date, sold all of its Stratosphere Bonds (the "Subject Bonds"), having an aggregate principal face amount of $98,528,000, to Nevar on the Effective Date for an amount equal to AREH's purchase price. Under the Plan of Reorganization, the Subject Bonds were converted into 985,280 Shares (the "Subject Shares"). The Repurchase Agreement further provides, among other things, that if AREH obtains the Gaming Licenses prior to the date which is 18 months after the Effective Date (the "Termination Date"), then Nevar will sell back to AREH, and AREH will purchase from Nevar at the same price, all of the Subject Shares and/or any and all proceeds thereof accured on or prior to the earlier of the (i) date of repurchase of the Subject Shares by AREH (the "Repurchase Date"), or (ii) Termination Date. If AREH does not obtain the Gaming Licenses prior to the Termination Date, Nevar will retain the Subject Shares and any and all proceeds thereof.

                  The Repurchase Agreement is subject to the terms of the Letter Agreement. The Letter Agreement provides, among other things, that between the Effective Date and the date which is the earlier of the (i) Repurchase Date and (ii) Termination Date, Nybor and any affiliate of Mr. Icahn other than Nevar (the "Icahn Affiliates") will take certain actions to preserve the relative interests of Nevar, on the one hand, and the Icahn Affiliates, on the other, in the Shares as in existence on the Effective Date through the earlier of the Repurchase Date and the Termination Date.

                  The discussions herein of the Repurchase Agreement and the Letter Agreement are subject to and qualified in their entirety by reference to their complete text as set forth in the attached Exhibit B attached hereto and are incorporated herein by reference.

                  Except as described above, to the knowledge of Mr Icahn and the Icahn Entities, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Icahn and the Icahn Entities or between Mr. Icahn and the Icahn Entities, and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:        Joint Filing Agreement dated October 26, 1998 among
                           Carl C. Icahn, Nevar, Nybor, Barberry, AREH and API.

         ExhibitB:         Repurchase  Agreement dated as of June 5, 1998  by
                           and   between   AREH   and   Nevar (including
                           Letter  Agreement  dated June 5, 1998  among  AREH,
                           Nevar  Nybor and Carl C. Icahn.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the Common Stock, par value $.01 per share, of Stratosphere Corporation, a Delaware corporation, is true, complete and correct.

Dated:  October 26, 1998.

                                      /s/ Carl C. Icahn
                                      CARL C. ICAHN, Individually

                                      NEVAR LLC

                                      By:    /s/ Carl C. Icahn
                                      Name:  Carl C. Icahn
                                      Title: Member

                                      NYBOR LIMITED PARTNERSHIP

                                      By:     BARBERRY CORP.
                                      Title:  General Partner


                                      By:    /s/ Carl C. Icahn
                                      Name:  Carl C. Icahn
                                      Title: President

                                      BARBERRY CORP.


                                      By:    /s/ Carl C. Icahn
                                      Name:  Carl C. Icahn
                                      Title: President

                                      AMERICAN PROPERTY INVESTORS, INC.


                                      By:    /s/ Carl C. Icahn
                                      Name:  Carl C. Icahn
                                      Title: Chairman of the Board

                                      AMERICAN REAL ESTATE HOLDINGS L.P.

                                      By:     AMERICAN PROPERTY INVESTORS, INC.
                                      Title:  General Partner


                                      By:    /s/ Carl C. Icahn
                                      Name:  Carl C. Icahn
                                      Title: Chairman of the Board

                   [Signature page to Schedule 13D relating to
                  the Common Stock of Stratosphere Corporation]

                                   SCHEDULE I

                    Other Directors and Executive Officers of
                    American Property Investors, Inc. ("API")


                                   DIRECTORS:

                               Alfred D. Kingsley
                              William A. Leidesdorf
                                Jack G. Wasserman


                                    OFFICERS:

               John P. Saldarelli             Vice President, Secretary and
                                              Treasurer
               H.J. Gerard                    Vice President and Controller
               Martin L. Hirsch               Vice President
               Gail Golden                    Assistant Secretary